Exhibit 99.1

99.1	RADA Electronic Industries Ltd. Announces the Appointment of Mr. Yaniv Dorani as Chief Operating Officer

Netanya, Israel – February 26, 2020 – RADA Electronic Systems Ltd. (NASDAQ: RADA) announced today that Mr. Yaniv Dorani has been appointed as Chief Operating Officer effective March 1, 2020.

Mr. Dorani previously served as the Chief Financial Officer of Pointer Telocation Ltd. (NASDAQ: PNTR), which was acquired by PowerFleet Inc. in October 2019. Pointer is a leading global operator and developer of fleet management and mobile resource management solutions. As the CFO of Pointer, Mr. Dorani was responsible for its global financial as well as for many various operational and ERP projects. Prior to that he fulfilled various senior finance roles at Pointer.  Mr. Dorani, who has more than 15 years of experience in high-tech and low-tech industries in various finance position, holds a B.A. degree in Economics and Accounting and a Masters of Business Administration from Bar Ilan University in Tel Aviv.  Mr. Dorani is also a certified public accountant in Israel.